THE INTERESTS OFFERED PURSUANT TO THIS SUBSCRIPTION AGREEMENT (THE "INTERESTS") WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY OTHER SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SUCH LAWS. THE INTERESTS CANNOT BE RESOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THERE IS NO, AND THERE IS NOT EXPECTED TO BE A, PUBLIC MARKET FOR THE INTERESTS. SUBSCRIBERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF AN INVESTMENT IN MAGNOLIA FUND HTX, LLC (THE "COMPANY") FOR AN INDEFINITE PERIOD OF TIME, INCLUDING THE RISK OF A TOTAL LOSS OF SUCH INVESTMENT.

MAGNOLIA FUND HTX, LLC

SUBSCRIPTION AGREEMENT

Magnolia Fund HTX, LLC
4505 Rusk Street
Houston, TX 77023

Ladies and Gentlemen:

Subject to the terms and conditions set forth below, the undersigned subscriber (the "Subscriber") hereby agrees to become a non-managing member of Magnolia Fund HTX, LLC, a Delaware limited liability company (the "Company"), and to make an aggregate cash contribution to the Company in the amount set forth on the signature page of this Subscription Agreement executed by the Subscriber, which contribution grants the Subscriber a limited liability company interest in the Company (the "Interest"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Limited Liability Company Agreement of the Company, dated as of December 11, 2023 (as may be amended from time to time, the "Company Agreement").

1. Representations and Warranties of the Company. The Manager, for itself and on behalf of the Company, hereby represents and warrants as of the admission of the Subscriber to the Company as follows:

(a) Organization and Good Standing. The Company is a limited liability company duly and validly organized and existing under the laws of the State of Delaware. The Company has all limited liability company power and all necessary licenses, permits and franchises to own its assets and properties and to carry on its business as now conducted and as contemplated to be conducted. The Company is duly licensed or qualified in all other jurisdictions in which the failure to be so licensed or qualified would have a material adverse effect on its business or financial condition.

(b) Power, Authorization and Validity. The Company's execution, delivery and performance of this Subscription Agreement and all of the documents, agreements and instruments executed or delivered pursuant to this Subscription Agreement, and compliance with their respective terms, have been duly authorized by all necessary limited liability company action on the part of the Company. The Interest, the Company Agreement, and all other documents, agreements and instruments to be executed, issued or delivered pursuant to this Subscription Agreement, when executed, issued and delivered by the Company, will be the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization or similar laws affecting the enforcement of creditors' rights in general, moratorium laws or by general principles of equity.

(c) No Violation of Existing Agreements or Laws; Third Party Consents. The Company's execution, delivery and performance of this Subscription Agreement and all of the documents, agreements and instruments executed or delivered pursuant to this Subscription Agreement, and compliance with their respective terms, do not (i) violate the Certificate of Formation, the Company Agreement, or any other agreement to which the Company is a party or by which it is bound, or any current provision of law or (ii) require any consent, authorization, approval, exemption or other action by, or any filing, registration or qualification with, any Person, other than those that have been obtained or will be obtained on or prior to the date hereof.

2. Representations, Warranties and Agreements of the Subscriber: In connection with the execution of this Subscription Agreement and to induce the Company to sell the Interest to the Subscriber, the Subscriber hereby represents, warrants and agrees to the following as of the date of this Subscription Agreement and as of the date the Subscriber makes a capital contribution to the Company:

(a) Terms of Offering; Third Party Vendor Terms. The Subscriber has thoroughly read and understands this Subscription Agreement, the Company Agreement, and the Executive Summary. The rights and obligations of the Interest are governed by the Company Agreement, and the Subscriber understands that it must become a party to the Company Agreement in connection with the Subscriber's purchase of the Interest by executing the counterpart signature page to the Company Agreement attached hereto as Exhibit A.

(b) Not a Registered Offering. The Subscriber is fully aware that the offering and sale of limited liability company interests in the Company (including the Interest) have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), or any applicable securities laws of any states or other jurisdictions.

(c) Bad Actor Disqualification. The Subscriber and its beneficial owners of 20% or more of the Company's outstanding voting equity securities (if applicable), calculated on the basis of voting power (each, a "Covered Person") are not subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a "Disqualification Event"), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under the Securities Act. The Subscriber has exercised reasonable care to determine whether any Covered Person is subject to a Disqualification Event. The purchase of the Interest by the Subscriber will not subject the Company to any Disqualification Event. There are no matters that would have triggered disqualification under Rule 506(d)(1) under the Securities Act but occurred before September 23, 2013.

(d) Experience and Suitability. The Subscriber is qualified by his, her or its knowledge and experience in financial and business matters, investments, securities and private placements to evaluate the merits and risks of an investment in the Interest and to make an informed decision relating thereto. The Subscriber has the financial capability for making the investment and protecting his, her or its Interest and the Subscriber can afford a complete loss of his, her or its investment in the Interest. The investment in the Interest is a suitable one for the Subscriber.

(e) No Need for Liquidity. The Subscriber is aware that the Subscriber will be unable to liquidate the Interest readily, whether or not in the case of an emergency, and may be required to hold the Interest for an indefinite period of time. The Subscriber's overall commitments to investments which are not readily marketable are not excessive in view of their respective net worth and financial circumstances and the purchase of the Interest will not cause such commitments to become excessive. In view of such facts, the Subscriber acknowledges that the Subscriber has adequate means of providing for his, her or its current needs, anticipated future needs and possible contingencies and emergencies and has no need for liquidity in his, her or its investment in the Interest. The Subscriber is able to bear the economic risk of investment in the Interest.

(f) Opportunity to Investigate. Prior to the execution of this Subscription Agreement, the Subscriber and the Subscriber's advisors have had the opportunity to ask questions of, and receive satisfactory answers from, representatives of the Company concerning the terms and conditions of the transactions and the finances, operations, business and prospects of the Company. Except for the representations and warranties contained in this Subscription Agreement and the Company Agreement, the Subscriber acknowledges that neither the Company nor any of its members (direct or indirect), sponsors, advisors, managers, directors, officers, agents, attorneys, accountants, advisers or representatives have made any other representations or warranties, express or implied, to the Subscriber about the Company, the Interest, the Investment Property or otherwise. The Subscriber and its legal and other advisors have also had the opportunity to obtain additional information necessary to verify the accuracy of information furnished about the Company. Accordingly, the Subscriber has independently evaluated the risks of purchasing the Interest, and the Subscriber is satisfied that he, she or it has received sufficient information with respect to all matters which the Subscriber considers material to Subscriber's decision to invest in the Company.

(g) Investment Purpose. The Subscriber is acquiring the Interest for his, her or its own account for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof, nor with any present

intention of distributing or selling the Interest. The Subscriber understands that the Interest has not been registered under the Securities Act or the securities laws of any state, and the Subscriber hereby agrees not to make any sale, transfer or other disposition of all or any portion of the Interest unless either (i) the Interest first shall have been registered under the Securities Act and all applicable state securities laws, or (ii) an exemption from such registration is available, and the Manager has received and approved (in writing) such documents and agreements from the Subscriber and the transferee(s) as the Manager requests at such time.

(h) No Regulatory Approval of Merits. The Subscriber understands that neither the SEC nor the Commissioner of the SEC or department of securities or attorney general of any state has passed upon the merits or qualifications of, nor recommended nor approved, the Interest. Any representation to the contrary is a criminal offense.

(i) Independent Advice. The Subscriber understands that the Subscriber is urged to seek independent advice from its professional advisors relating to the suitability for the Subscriber of an investment in the Company in view of the Subscriber's overall financial needs and with respect to the legal, tax and other implications of such an investment.

(j) Company Documentation. The Subscriber has been furnished with a copy of the Form C, this Subscription Agreement, and the Company Agreement. The Subscriber has carefully reviewed such documents and the Subscriber understands the risks of, and other considerations relating to, the purchase of the Interest, including (without the limitation) the risk factors and disclosures regarding conflicts of interest that are set forth in the Form C, and the effect of the provisions regarding restrictions on transfers, indemnification obligations and obligations to return distributions, in each case, applicable to the Interest that are set forth in the Company Agreement.

(k) Indemnification. The Subscriber understands the meaning and legal consequences of this Subscription Agreement and agrees to indemnify and hold harmless the Company, the Manager, each of their respective managers, officers, directors, employees, members, and advisors, and each of their respective affiliates (collectively, the "Indemnified Persons") from and against any and all loss, damage or liability due to or arising out of a breach of any representation, warranty or agreement of the Subscriber contained in this Subscription Agreement.

(l) Authority and Noncontravention. The execution and performance hereof violates no order, judgment, injunction, agreement or controlling document to which either the Subscriber is a party or by which the Subscriber is bound. If the Subscriber is not a natural person, (i) the Subscriber is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it has been formed; (ii) the Subscriber has the right and power under its organizational instruments to execute and deliver this Subscription Agreement and perform its obligations hereunder; (iii) this Subscription Agreement has been duly authorized by all necessary action on the part of all officers, managers, partners and members of the Subscriber, and will not violate any agreement to which the Subscriber is a party; and (iv) the individual executing and delivering this Subscription Agreement has the requisite right, power, capacity and authority to do so on behalf of the Subscriber. If the Subscriber is a natural person, the Subscriber has the requisite legal capacity, power and authority to enter into this Subscription Agreement and perform his or her obligations hereunder.

(m) Duration. The Subscriber understands that the Subscriber may not cancel, terminate or revoke this Subscription Agreement or any agreement made by it hereunder and that this Subscription Agreement shall be binding upon their respective successors and assigns.

(n) Further Assurances. The Subscriber agrees to promptly provide any information, and to execute and deliver any documents, as may be requested by the Company or the Manager to comply with any and all laws and ordinances to which the Company or the Manager is subject with respect to the Subscriber's purchase of the Interest.

(o) Trustee, Agent, Representative, or Nominee.

(i) Unless the Subscriber has indicated otherwise herein, (A) the Subscriber is not acquiring the Interest as agent, representative or nominee (collectively, a "Nominee") for any other Person(s) and (ii) no Person will have a beneficial interest in the Interest, other than as a shareholder, partner, member or other direct or indirect beneficial owner of equity interests in the Subscriber.

(ii) If the Subscriber is acting as a Nominee in acquiring the Interest: (A) the Subscriber hereby acknowledges and agrees that the representations, warranties and agreements made in this Subscription Agreement are made by the Subscriber with respect to both itself and each underlying subscriber on whose behalf the Subscriber is acting as Nominee with respect to the Interest; (B) to the extent that any underlying subscriber has individual investment discretion with respect to its participation in the Subscriber's subscription for the Interest, the Subscriber has delivered the Executive Summary, this Subscription Agreement, and the Company Agreement to each such underlying subscriber and the Subscriber will promptly deliver to each such underlying subscriber any supplements or amendments to any such documents that are delivered to the Subscriber or to which the Subscriber has been provided access; (C) the Subscriber will not permit any such underlying subscriber to transfer, assign or sell all or any part of its interest in the Interest without complying with all of the applicable provisions of the Company Agreement as if such underlying subscriber held the Interest directly; (iv) the Subscriber agrees to provide any additional documents and information that the Manager requests in respect of such underlying subscribers, including to establish the identity of each such underlying subscriber, and any of its beneficiaries, and/or to comply with any law, rule or regulation to which the Company or the Manager may be subject; and (v) upon request of the Company or the Manager, the Subscriber will enforce any provision of the Company Agreement against each such underlying subscriber for the benefit of the Company and the Manager.

(p) Correctness of Information; Duty to Report Changes. All of the answers, statements and information set forth in this Subscription Agreement (including all exhibits attached hereto) are true and correct on the date hereof and will be true and correct as of the date, if any, that the Manager accepts this Subscription Agreement, in whole or in part. The Subscriber agrees to notify the Manager promptly of any change that may cause any answer, statement or information set forth in this Subscription Agreement (including the Subscriber Information Sheet) to become untrue or misleading in any respect, and to provide such additional information that the Manager requests from time to time and deems necessary to determine (i) the eligibility of the Subscriber to hold the Interest, (ii) the Company's or the Manager's compliance with applicable law and regulatory requirements, including all applicable anti-money laundering laws and regulations or (iii) the Company's tax status. The Subscriber acknowledges that it participated in, or had the meaningful opportunity to participate in, the negotiations and drafting of this Subscription Agreement.

(q) Company Counsel. The Subscriber understands and acknowledges that Daniels & Tredennick, PLLC represents only the Manager and the Company, and not the Subscriber or the Members as a group, in connection with the offer and sale of limited liability company interests in the Company.

(r) ERISA Matters. The Subscriber is not and is not acting (directly or indirectly) on behalf of (i) a plan, account or other arrangement within the meaning of Section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), including an individual retirement account, (ii) an employee benefit plan within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), whether or not subject to ERISA, (iii) a plan, fund or other similar program that is established or maintained outside the United States which provides for retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, (iv) an insurance company using general account assets, if such general account assets are deemed to include the assets of any of the foregoing types of plans, accounts or arrangements for purposes of Title I of ERISA or Section 4975 of the Code under Section 401(c)(1)(A) of ERISA or the regulations promulgated thereunder, or (v) an entity, vehicle or account that is deemed to hold the assets of any of the foregoing types of plans, accounts, funds, programs or arrangements.

(s) Anti-Money Laundering, Terrorist Financing and OFAC Matters.

(i) The amounts paid or to be paid by the Subscriber to the Company in respect of this Subscription Agreement are not directly, or to the Subscriber's knowledge indirectly, derived from activities that may contravene U.S. federal or state or non-U.S. laws and regulations, including laws and regulations governing money laundering and terrorist financing. As of the date hereof and as of each subsequent date on which the Subscriber acquires any additional interests in the Company, to the best of the Subscriber's knowledge, none of (A) the Subscriber, (B) any person controlling or controlled by the Subscriber, (C) if the Subscriber is a privately held entity, any person having a beneficial interest in the Subscriber, or (D) any person for which the Subscriber is acting as agent or nominee in connection with this Subscription Agreement (those

persons covered by (A), (B) and (C), collectively, the "Related Parties") is named on any list of prohibited persons, entities or jurisdictions maintained and administered by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), or otherwise covered by any other sanctions program administered by OFAC. The lists of OFAC prohibited persons, entities or jurisdictions can be found on the OFAC website at www.treas.gov/ofac and the Subscriber should review the website before making this representation.

(ii) The Subscriber acknowledges that, to comply with anti-money laundering, OFAC and related requirements that are applicable to the Company, the Manager may at any time require such information as the Manager deems necessary to establish the identity of the Subscriber and any Related Parties and may seek to verify such identity and the source of funds for the subscription. If the Manager deems it necessary, for other reasons, to comply with anti-money laundering, OFAC and related requirements applicable to the Company, including, without limitation, as a result of any delay or failure by the Subscriber or any Related Party to produce any information required for identification, identity verification and/or source-of-funds confirmation purposes, the Manager, on behalf of the Company, may refuse to accept this Subscription Agreement and/or any portion or all of the subscription and may return any funds received to the account from which such funds were sent (unless such return is, in the judgment of the Manager, contrary to applicable law or regulation or contrary to the dictate of law enforcement officials, in which case the funds may be blocked or retained). The Subscriber acknowledges that the Manager may refuse to make any distribution or other payment to the Subscriber if the Manager determines, suspects, or is advised that such distribution or payment might result in a violation of any applicable anti-money laundering, OFAC or other laws or regulations by any person in any relevant jurisdiction, or such refusal is considered by the Manager necessary or appropriate to ensure the compliance by the Manager or the Company with any such laws or regulations in any relevant jurisdiction. The Subscriber acknowledges that the Manager or the Company may be required to report transactions that raise suspicions of money laundering or OFAC violations and to disclose the identity of the Subscriber and any Related Parties to appropriate government authorities. The Subscriber agrees further that the Indemnified Persons shall be held harmless and indemnified against any loss, claim, cost, damage or expense (A) arising as a result of a failure to process any subscription or the refusal to make a distribution or other payment under terms of this paragraph 2(t), or (B) which the Company or the Manager may suffer as a result of any violations of law, rule or regulation committed by the Subscriber.

(t) Privacy Notice. If the Subscriber is a natural person (or an entity that is an "alter ego" of a natural person (e.g., a revocable grantor trust, an individual retirement account or an estate planning vehicle)), the Subscriber has received and read and understands the Manager's privacy notice with respect to the Manager's collection and maintenance of non-public personal information regarding the Subscriber, as provided in Exhibit B attached hereto.

3. Consent to Electronic Delivery of Company Related Documents. The Subscriber consents to receive this Subscription Agreement, the Company Agreement, the Executive Summary, Schedule K-1s (i.e., Partner's Share of Income, Deductions, Credits, etc.) and any other documents, schedules and/or information from the Company or the Manager or on behalf of the Company or the Manager (collectively, "Company Related Documents") electronically via email, the Internet, and/or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that his, her or its electronic signature to any Company Document is the legal equivalent of the Subscriber's manual signature. The Subscriber acknowledges the risks associated with electronic delivery (including the risk that the Subscriber's electronic mail server may block communications from the Company or the Manager) and agrees to accept such electronic delivery in satisfaction of any requirements under any applicable laws, rules or regulations.

4. Miscellaneous.

(a) Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party's address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) sent by email, telecopy or facsimile transmission, (iii) sent by overnight courier or (iv) sent by registered mail, return receipt requested, postage prepaid.

If to the Subscriber: to the address designated in the Subscriber's account profile on the Wefunder investment platform.

If to the Company: to the address set forth on the first page of this Subscription Agreement.

All notices, requests, consents and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if sent by email, telecopy or facsimile transmission, at the time that receipt thereof has been acknowledged by electronic confirmation or otherwise, (iii) if sent by overnight courier, on the next Business Day following the day such notice is delivered to the courier service, or (iv) if sent by registered mail, on the 5th Business Day following the day such mailing is made.

(b) Entire Agreement. This Subscription Agreement and the Company Agreement (in each case collectively with any exhibits, schedules and annexes thereto) embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in this Subscription Agreement or the Company Agreement shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Subscription Agreement.

(c) Modifications and Amendments. The terms and provisions of this Subscription Agreement may be modified or amended only by written agreement executed by the parties hereto.

(d) Assignment. This Subscription Agreement may not be transferred or assigned without the prior written consent of the Company and any such transfer or assignment shall be made only in accordance with applicable laws and any such consent.

(e) Benefit. All statements, representations, warranties, covenants and agreements in this Subscription Agreement shall be binding on the parties hereto and shall inure to the benefit of the respective successors and permitted assigns of each party hereto. Nothing in this Subscription Agreement shall be construed to create any rights or obligations except among the parties hereto, and no person or entity shall be regarded as a third-party beneficiary of this Subscription Agreement.

(f) Governing Law. This Subscription Agreement and the rights and obligations of the parties hereto under this Subscription Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without giving effect to the conflict of law principles thereof.

(g) Arbitration. Each party hereto hereby irrevocably agrees that any controversy, dispute or claim arising out of or in connection with this Subscription Agreement and any transaction relating hereto, or the breach, termination or validity hereof, shall be settled by final and binding arbitration, in Texas, administered by the American Arbitration Association under its Commercial Arbitration Rules. The decision or award in the arbitration shall be final and binding on the parties hereto and judgment upon such decision or award may be entered in any competent court or application may be made to any competent court for judicial acceptance of such decision or award and an order of enforcement. In the event that any procedural matter is not covered by the aforesaid rules, the procedural laws of the State of Texas shall govern.

(h) Severability. In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Subscription Agreement shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and as so limited shall remain in full force and effect. In the event that such court shall deem any such provision, or portion thereof, wholly unenforceable, the remaining provisions of this Subscription Agreement shall nevertheless remain in full force and effect.

(i) Interpretation. The parties hereto acknowledge and agree that: (i) each party and its counsel have reviewed the terms and provisions of this Subscription Agreement; (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Subscription Agreement; and (iii) the terms and provisions of this Subscription Agreement shall be construed fairly as to the parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the

preparation of this Subscription Agreement. Whenever used herein, the singular number shall include the plural, the plural shall include the singular, and the use of any gender shall include all persons.

(j) Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

(k) No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party hereto not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(l) No Presumption or Burden of Proof. In the event an ambiguity or question of intent or interpretation arises, this Subscription Agreement shall be construed to be the product of meaningful negotiations between the Company and the Manager, on the one hand, and the Subscriber, on the other hand, and no presumption or burden of proof shall arise favoring or disfavoring either of them by virtue of the authorship of any of the provisions of this Subscription Agreement.

(m) Jury Trial. THE SUBSCRIBER AND THE MANAGER, ON BEHALF OF ITSELF AND THE COMPANY, IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY ACTION OR PROCEEDING BY OR AGAINST THE MANAGER OR THE COMPANY (OR ANY OF THEIR RESPECTIVE DIRECT OR INDIRECT OWNERS, OFFICERS, DIRECTORS, MANAGERS OR EMPLOYEES IN THEIR CAPACITY AS SUCH, OR IN ANY RELATED CAPACITY), OR IN ANY WAY RELATING TO THIS SUBSCRIPTION AGREEMENT, THE COMPANY AGREEMENT, THE EXECUTIVE SUMMARY OR ANY OTHER RELATED MATERIALS WITH RESPECT TO AN INVESTMENT IN THE COMPANY.

(n) Expenses. Except as otherwise agreed to by the parties hereto, each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby, whether or not the transactions contemplated hereby are consummated.

(o) Counterparts. This Subscription Agreement may be executed in one or more counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, any of which may be a facsimile or portable document format ("PDF") and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Subscription Agreement by facsimile or PDF format (or other electronic format) via electronic mail shall be as effective as delivery of a manually executed original counterpart of this Subscription Agreement.

[END OF DOCUMENT/SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]__.

Subscribed Amount: $[AMOUNT]

COMPANY:

Magnolia Fund HTX, LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ____________________________

SUBSCRIBER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

ACCEPTANCE

The foregoing Subscription Agreement is hereby accepted, as of the date set forth above, upon the terms and conditions set forth herein and in the Company Agreement.

MAGNOLIA FUND HTX, LLC

By: Magnolia Fund HTX GP, LLC, its manager

By: Founder Signature

Name:[FOUNDER_NAME]

Title: [FOUNDER_TITLE]

<u>Exhibit A</u>

COUNTERPART SIGNATURE PAGE OF THE COMPANY AGREEMENT

[See attached]

COMPANY AGREEMENT OF
MAGNOLIA FUND HTX, LLC
MEMBER SIGNATURE PAGE

The undersigned Member hereby executes the Company Agreement of MAGNOLIA FUND HTX, LLC, and hereby authorizes this signature page to be attached to a counterpart of such document executed by the Manager of MAGNOLIA FUND HTX, LLC.

MEMBERS:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

<u>Exhibit B</u>

PRIVACY NOTICE

Magnolia Fund HTX GP, LLC
Magnolia Fund HTX, LLC

Our Commitment to Your Privacy: We are sensitive to the privacy concerns of our individual members. We have a policy of protecting the confidentiality and security of information we collect about you. We are providing you this notice to help you better understand why and how we collect certain personal information, the care with which we treat that information, and how we use that information.

Sources of Non-Public Information: In connection with forming and operating our private investment companies for our members, we collect and maintain non-public personal information from the following sources:

- Information we receive from you in conversations over the telephone, in voicemails, through written correspondence, via e-mail, third party vendors we work with or otherwise through the Internet, on subscription agreements, investor questionnaires, applications or other forms,

- Information about your transactions with us or others, and

- Information captured on our website and the websites of any third party vendors we work with, including any information captured via "cookies."

Disclosure of Information: We do not disclose any non-public personal information about you to anyone, except as permitted by law or regulation and to service providers.

Former Members: We maintain non-public personal information of our former members and apply the same policies that apply to current members.

Information Security: We consider the protection of sensitive information to be a sound business practice, and to that end we employ safeguards to protect your non-public personal information in our possession or under our control.

Further Information: We reserve the right to change our privacy policies and this Privacy Notice at any time. The examples contained within this notice are illustrations only and are not intended to be exclusive. This notice is intended to comply with the privacy provisions of applicable U.S. federal law. You may have additional rights under other foreign or domestic laws that may apply to you.